Mail Stop 3561

      January 6, 2006

Thomas A. Murdock
President, CEO
Fonix Corporation
9350 S 150 E, Suite 700
Salt Lake City, Utah  84070

      Re:	Fonix Corporation
      Amendment No. 2 to Form S-1
      Filed December 27, 2005
		File No. 333-129092

		Amendment No. 2 to Form S-1
		Filed December 27, 2005
		File No. 333-129236

		Preliminary Revised Schedule 14A
		Filed December 27, 2005
		File No. 0-23862

Dear Mr. Murdock:

      We have limited our review of your Form S-1, file number
333-
129092, to consideration of your disclosure concerning your equity line agreement and related matters and have the following comments.
Note that we are reviewing the other referenced filings only to the extent that our comments on your Form S-1 apply to the disclosure in those filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 2 to Form S-1, File Number 333-129092

General
1. We note your responses to our prior comments two and eleven.
Please further describe in your response letter how Southridge
Capital Management has

"investment control" over Queen`s assets, and clarify to us
whether
you are suggesting stock held by Queen are not "assets" covered by the contractual advisory relationship. As part of your response, tell us whether Southridge Capital Management has the ability to determine which issuers are of interest to Queen as an equity line investor. We note your statement that "overriding control over investment and voting of shares held by Queen LLC resides with Queen and its corporate director...."  In your response, also tell us whether, by having "overriding control," Queen and its corporate director, in their discretion, may decline to follow Southridge`s investment instruction. Provide us with a copy of the contractual advisory agreement between Southridge and Queen.
2. Your response to prior comment eleven states that the entities advised by Southridge Capital Management "would disclaim beneficial ownership in the securities held by any other entity" in accordance with Rule 13d-4. Regardless of such a disclaimer, advise whether or not Queen, Southridge and McCormack may be deemed to beneficially own the securities held by one another pursuant to Rule 13d-3. For example, specifically address whether one of the entities, either directly or indirectly, has or shares, through the contractual advisory agreement or otherwise, voting or dispositive power of the shares held by the other entities.

Item 16 and Exhibit Index
3. Ensure that your Item 16 disclosure and exhibit index reflect the exhibits required to be filed with this registration statement, such as, among other exhibits, the seventh equity line agreement. We note your changes to the exhibit index since the initial filing of this registration statement have removed various exhibits.

Amendment No. 1 to Form S-1, File Number 333-129236
4. To the extent applicable, revise to comply with the comments above.

Preliminary Revised Schedule 14A
5. To the extent applicable, revise to comply with the comments above.


*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or me, at 202-551-3833, with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief




Mr. Murdock
Fonix Corporation
January 6, 2006
Page 3